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SEC FILE NUMBER
0-19657

CUSIP NUMBER
872636105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
TRM Corporation

Full Name of Registrant
N/A

Former Name if Applicable
5208 N.E. 122nd Avenue

Address of Principal Executive Office (Street and Number)
Portland, Oregon 97230-1074

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company requires additional time to file its annual report on Form 10-K in order for (i) the Company to complete the preparation of its consolidated financial statements which will be included in the 2005 Form 10-K and (ii) the Company's management to complete its assessment of the Company's internal control over financial reporting as of December 31, 2005 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, the Company notes that, based upon the Company's preliminary and unaudited results, the Company expects that it will not be in compliance with the leverage and fixed charge ratio covenants contained in its credit agreement with certain lenders and Bank of America, N.A., as administrative agent, and has obtained an agreement from its lenders providing relief from compliance with these covenants for a period of 90 days. The Company was required to redirect its personnel involved in financial statement preparation and assessment of its internal financial control to address the covenant defaults with its lenders and negotiate the agreement providing covenant relief.

In addition, on March 13, 2006, the Company appointed Jeffrey F. Brotman as its interim President and Chief Executive Officer. The Company also requires additional time to file its annual report on Form 10-K in order for Mr. Brotman to be able to review the annual audit for purposes of providing the required certifications.

Since management has not yet completed its testing and evaluation of the Company's internal control over financial reporting, there can be no assurance that, as a result of the ongoing testing and evaluation of internal control over financial reporting, that any deficiencies identified previously or hereafter, either alone or in the aggregate, will not be considered a material weakness in the Company's internal control over financial reporting as of December 31, 2005.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey F. Brotman, President and Chief Executive Officer	215	832-0074
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended December 31, 2005 will change significantly from the year ended December 31, 2004. The Company, based on preliminary and unaudited information, expects to report revenues of approximately $234.0 million compared to approximately $126.0 million in 2004. The Company has not completed its analysis of either operating loss or net loss for 2005; however, based on its review to date, the Company expects to report an operating loss and a net loss for 2005.

TRM Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By:	/s/ Jeffrey F. Brotman

Jeffrey F. Brotman
President and Chief Executive Officer